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                                         Filed by Bellwether Exploration Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Bargo Energy Company
                                                              File No. 333-54798


The following slide presentation was made by Bellwether Exploration Company

[Slide 1]

[Slide depicts the logo of Mission Resources centered on the page followed by the text "Mission Resources"]

Lehman Brothers 2001 High Yield Bond and Leveraged Loan Conference

March 2001

[Slide 2]

Safe Harbor Disclosure
--------------------------------------------------------------------------------

This presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") have filed the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010,
Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.


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[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 3]

SITUATION - BELLWETHER & BARGO
--------------------------------------------------------------------------------


Bellwether (2000)

o        Issues

         -- Scattered assets, low reserve life index, 30% operated, 85% hedged, debt to book capital of 70%, inexperienced management, too small

o        Actions

         --       Sold $49 MM of properties
         --       Paid down debt
         --       Bought back 15,000 MMBTU/Day of hedges
         --       Acquired new management expertise - engineering, budget
                  control, finance
         --       Commenced acquisition/merger discussions

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 4]


SITUATION - BELLWETHER & BARGO
--------------------------------------------------------------------------------

Bargo 2000

o Strong results in executing acquisition strategy, and subsequent optimization of operations

         --       Texaco acquisition quadrupled reserves

o Focus on maximization of return on investments in long-life oil properties

         --       Sold >$100 MM of assets for well above acquisition cost

o        Minimal access to capital markets for further growth

o Shareholders desiring tax efficient liquidity - Decided against IPO or addition of private equity

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 5]

MERGER DETAILS
--------------------------------------------------------------------------------

o       Bellwether acquiring Bargo, deal announced Jan 25th

o       New Name: Mission Resources Corporation


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o       $1.26 per share for Bargo common ($140 MM, approximately 40% in cash,
        60% in Bellwether stock)
o       Bargo preferred stockholders receive cash ($61 MM)
o       Amendment No. 1 to S-4 filed with the SEC Mar 19th
o       Anticipate Bellwether Shareholder meeting in late April

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 6]

MERGER DETAILS
--------------------------------------------------------------------------------

o        Total deal (Pro Forma at December 31, 2000)

         -- $200 MM for common and preferred stock ($120 MM Cash, $80MM stock)

         --       $29 MM assumed debt

         -- 46.9 MMBOE proved reserves - Less than $5.00/BOE direct acquisition cost

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 7]

Transaction Timetable
--------------------------------------------------------------------------------

Sign merger agreement                                         Jan 25
Preliminary S-4 proxy filed                                   Feb 1
Bank Financing Committed                                      Mar 16
Amended S-4 proxy filed                                       Mar 19
Meeting for Equity & High Yield analysts                      Mar 30
SEC approval                                                  Apr 1*
Rating agency upgrade request -
Senior and subordinated debt                                  Apr 6*
Shareholder meeting                                           Apr 30*
Close                                                         May 1*

* Projected

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 8]


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DISTRIBUTED BY REGION
--------------------------------------------------------------------------------

[Slide depicts pie chart entitled: Pro Forma reserves at December 31, 2000 of
78.5 MMBOE. It contains the following text:]

East Texas                                  14%
Gulf Coast Onshore                          20%
Gulf Coast Offshore                         8%
Gulf Coast Combined                         28%
Ecuador                                     10%
Permian                                     39%
Other                                       9%


[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 9]

RESERVE INFORMATION
--------------------------------------------------------------------------------

o        Pro Forma reserves at December 31, 2000 of 78.5 MMBOE

o        Production approximately 23,000 BOE per day, reserve life index 9 years

[Slide depicts three pie charts horizontally across the page. The one on the left side of the page is entitled Reserve Categories. It contains the following text:]

PUD                      20%
PDN                      10%
PDP                      70%

[The middle pie chart is entitled Oil vs. Gas. It contains the following text:]

Gas                      32%
Oil                      68%

[To the right of both of those pie charts is a pie chart entitled Operated vs. Non-Operated. It contains the following text:]

Non-Op                   54%
Operated                 46%


[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 10]


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PROPERTY OVERVIEW
--------------------------------------------------------------------------------

[Slide depicts a map of New Mexico, Texas, the Gulf of Mexico and Louisiana with a map of Ecuador inserted in the lower left corner. The map contains numbers from 1-20 indicating the top twenty fields. The text to the right of the map is as follows:]

TOP TWENTY FIELDS

1        East Texas                         TX       Oil
2        Leroy North                        LA       Gas
3        Waddell                            TX       Oil
4        Levelland/Slaughter                TX       Oil
5        Cross Creek                        TX       Gas
6        Bright Falcon                      TX       Gas
7        Tiguino                            EC       OIl
8        Eugene Island Block 292            FO       Gas
9        Wasson                             TX       Oil
10       Raccoon Bend                       TX       Oil
11       Second Bayou                       LA       Gas
12       Goldsmith OBO                      TX       Oil
13       Ship Shoal Block 246               FO       Gas
14       Charapa                            EC       Oil
15       Giddings                           TX       Mix
16       TXL                                TX       Oil
17       High Island Block 552              FO       Gas
18       Porter's Creek                     TX       Gas
19       Bedford                            TX       Oil
20       Reddell                            LA       Gas

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 11]

STRATEGIC DIRECTION
--------------------------------------------------------------------------------

o        Fully exploit existing asset base

         --       Focus on costs, full cycle economics

o        Divest non-core, non-strategic properties

         --       Reduce Company's operating cost/BOE

o        Growth through acquisition

         -- Corporate transactions via "unadvertised" opportunities, public and private companies

         -- Property transactions in focus areas, potential addition of new core area

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 12]

BARGO ACQUISITION HISTORY
--------------------------------------------------------------------------------


                                            ACQ.           COST INCL.          PROVED          DEVELOPED
                                            COST              DEV.            RESERVES            COST
       DEAL            PROPERTIES           $MM               $MM              MMBOE            $ / BOE
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Conoco I            St. Martinville         $7.5              $10.6               1.9            $5.58
Conoco II           Conroe, Etc             11.0               11.7               4.9             2.37

Phillips            Permian Basin           10.5               11.4               3.3             3.41
Texaco              Odem                     8.7               10.3               1.6             6.65
Cody                Misc. Package            8.4               10.6               5.5             1.91
Exxon               Raccoon Bend            10.0               13.6               4.2             3.26
ARCO                East Texas              16.0               17.0               3.9             4.40
Texaco              Permian, Etc.          153.7              168.0              45.3             3.71
Aera                Coles Levee             10.1               10.1               4.8             2.13
All others          Various                 38.4               52.9              14.9             3.53
                                        --------           --------              ----           ------
Total                                     $274.3             $316.2              90.3            $3.50

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]


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


[Slide 13]

BALANCE SHEET COMPARISON ($ in millions)
--------------------------------------------------------------------------------

                                                            December 31, 2000
                                                    ----------------------------------
                                                                                                 MISSION
                                                                              MISSION          MAY 1, 2001
                                                    BELW       BARGO         PRO FORMA        EST. CLOSING
                                                    ----       -----         ---------        ------------
Current Assets                                        45          29            74
Property, Plant & Equipment                          151         155           411
Goodwill                                              --           2            27
Other Assets                                          26          10            13
                                                    ----        ----          ----
         Total Assets                                222         196           525
                                                    ====        ====          ====
Current Liabilities                                   37          25            73
Bank Debt                                             25          85           170                150
Sub Debt                                             100          --           100                100
Deferred Tax & Other Liabilities                       3           6            46
Preferred Stock                                       --          58            --
Stockholders' Equity                                  57          22           136
                                                    ----        ----          ----
         Total Liabilities & Equity                  222         196           525
                                                    ====        ====          ====


[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 14]

FINANCIAL STRATEGY
--------------------------------------------------------------------------------

o        Maintain liquidity and balance sheet capacity

         -- Limit capex in 2001 and 2002, free cash flow used to pay down bank debt

         -- Utilize high yield debt to increase liquidity under senior revolver

         -- Long term objective of 50% debt to book capital and $100 MM of unused bank capacity

o        Reduce cost of capital

         -- Increased liquidity and analyst coverage - equity and high yield

         --       Lower cost of debt capital

o        Focus on reducing G&A and LOE per BOE - divestitures, outsourcing

o        Use equity to fund acquisition transactions

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 15]


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HEDGING STRATEGY
--------------------------------------------------------------------------------

o        Hedge to protect downside - plan to use floors and/or collars through
         2002

o Hedges currently in place cover about 55% of total equivalent production

OIL HEDGES

                                                                                        NYMEX        NYMEX
                                                                           BBLS         Price        Price
                                Period                                    Per Day       Floor       Ceiling
----------------------------------------------------------------------- ------------ ------------ -----------
Jan. 2001 - Dec. 2001                                                       1,500        $24.00      $30.00
Jan. 2001 - Dec. 2001                                                       6,000        $21.00

GAS HEDGES

                                                                                        NYMEX       NYMEX
                                                                            MCF         Price       Price
                                Period                                    Per Day       Floor      Ceiling
----------------------------------------------------------------------- ------------ ------------ -----------
Jan. 2001 - Mar. 2001                                                      25,000         $2.30       $3.37
Apr. 2001 - Oct. 2001                                                      35,000         $2.30       $2.92

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 16]

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                                               REPORTED          PRO FORMA
                                                                                 BELW          MISSION 2001
                                                                                 2000              EST.
                                                                             --------------- ----------------
Production (MBOE/D)                                                               15.8            23.0
Spot WTI Price ($/BBL)                                                          $30.14           $26.53
Spot Henry Hub Price ($/MCF)                                                      3.91             5.47
Total Revenue ($MM)                                                                119          190 - 200
EBITDA                                                                              68          125 - 140
Discretionary Cash Flow                                                             63           90 - 100
     DCF/Share                                                                    4.42         3.85 - 4.30
Recurring Net Income                                                                18           25 - 35
     Recurring NI/Share                                                           1.25         1.10 - 1.50

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]


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[Slide 17]

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                                               REPORTED          PRO FORMA
                                                                                 BELW          MISSION 2001
                                                                                 2000              EST.
                                                                             --------------- ----------------
Proved Reserves (MMBOE)                                                           31.6        (Jan 01) 76.5
Reserve Life (R/P)                                                                   6              9
Cash Interest Expense ($MM)                                                      $14.8          $25 - 30
Total Debt - Year End                                                            125.5          200 - 225
Stockholders Equity                                                               57.0          160 - 180*
Total Book Capitalization                                                        182.5          360 - 405
EBITDA/Interest Expense                                                           4.6x         4.7x - 5.0x
Total Debt/EBITDA                                                                 1.8x         1.4x - 1.8x
Total Debt/Book Capitalization                                                     69%          55% - 60%

*Excludes potential non-cash loss items (FAS 133, etc.)

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 18]

PRICE SENSITIVITIES
--------------------------------------------------------------------------------

                                                                                2001 PRICE CHANGE
                                                                     ----------------------------------------
                                                                         $1.00 / BBL          $.10 / MCF
                                                                         -----------          ----------
Net Income                                                                   $2.5 MM             $0.7 MM
     Per Share - Diluted                                                        $.11                $.03
Discretionary Cash Flow                                                      $3.7 MM             $1.0 MM
     Per Share - Diluted                                                        $.16                $.04
EBITDA                                                                       $4.1 MM             $1.1 MM

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 19]

BELLWETHER SENIOR SUBORDINATED NOTES
--------------------------------------------------------------------------------

Issue:               $100 million Senior Subordinated Notes, issued April 1997

Coupon:              10 7/8%

Maturity:            10 years (2007)

Optional
Redemption:          5 year non-call
                     (callable April 2002 @ 105.4)

Ratings
(Moody's / S&P) B3 / B-

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]


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[Slide 20]

EXECUTIVE MANAGEMENT
--------------------------------------------------------------------------------

[Slide depicts a flow chart of the management structure. The text of the flow chart from top to bottom is as follows:]

Doug Manner
Chairman & CEO

[lines connect Doug Manner to Jon Clarkson, Kent Williamson, and Joe Nicknish]

Jon Clarkson
President & CFO

[the following are on the same level and each is connected by a line to Jon Clarkson]

Ken Williamson
Sr. VP-Planning & Exploration
[below which is stated Portfolio Management, Budget Control, Explorations]

Joe Nicknish
Sr. VP-Operations & Exploitation
[below which is stated Field Operations, Drilling, Land]

Dan Foley
Sr. VP-Corporate Finance
[below which is stated Corporate M&A, Finance, Accounting & Tax, Marketing, Administration]



[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 21]

BOARD OF DIRECTORS (NOMINATED)

Doug Manner                         Chairman and CEO, Mission Resources

Jon Clarkson                        President and CFO, Mission Resources

Judy Ley Allen                      Board Member of Federal Reserve Bank - Dallas

J.P. Bryan                          Senior Managing Director,
                                    Torch Energy Advisors, Inc.

Tim J. Goff                         Ranching (former Chairman and CEO, Bargo)

Habib Kairouz                       Managing Director, Rho Management Co., Inc.

D. Martin Phillips                  Managing Director, Encap Investments L.L.C.

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 22]


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MISSION RESOURCES - STATUS & GOALS
--------------------------------------------------------------------------------

o        Major goals for 2001

         -- Maintain production levels with targeted capex - predominantly exploitation, nominal exploration

         -- Reduce costs by managing the portfolio and improving operation efficiencies

         --       Increase balance sheet liquidity

         -- Pursue corporate consolidation opportunities, close one or more

         --       Improve visibility and perception in capital markets

o        Mission Resources is a unique mid-cap E&P investment opportunity

         -- New, enthusiastic management team with expertise in exploitation, M&A, and capital markets

         --       Growth philosophy coupled with extensive industry contacts

[Slide depicts the logo of Mission Resources centered in the bottom of the page followed by the text "Mission Resources"]

[Slide 23]

[Slide depicts the logo of Mission Resources centered on the page followed by the text "Mission Resources".]


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